Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593

May 16, 2018

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp. – Registration Statement on Form N-2

Dear Sir/Madam:

On behalf of Newtek Business Services Corp. (the “Company”), we transmitted for filing under the Securities Act of 1933 (the “Securities Act”) the Company’s registration statement on Form N-2 (the “Registration Statement”) on May 16, 2018 for the registration of up to $300,000,000 of common stock, preferred stock, subscription rights to purchase shares of common stock, warrants or debt securities of the Company.

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-212436), (i) initially filed with the Commission on July 8, 2016 and (ii) amended by the filing of pre-effective amendments thereto on August 24, 2016 and August 25, 2016, and (iii) declared effective on August 19, 2015, and (iv) amended by the filing of post-effective amendments on January 30, 2017, March 21, 2017, June 6, 2017, August 24, 2017, August 29, 2017, September 8, 2017, February 21, 2018, and March 23, 2018, except for the updating of financial information and certain other data.

If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact me at (202) 383-0218, or Dwaune Dupree at (202) 383-2026.

*        *        *

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.